SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549
               ______________________

                    FORM 8-B/A

(Amendment No. 1 to Registration Statement on Form 8-B)

     FOR REGISTRATION OF SECURITIES OF CERTAIN
    SUCCESSOR ISSUERS FILED PURSUANT TO SECTION
      12(b) OR (g) OF THE SECURITIES EXCHANGE
                   ACT OF 1934


              CMS ENERGY CORPORATION
       ___________________________________
 (Exact name of registrant as specified in its charter)


Michigan                             38-2726431
________________________          ____________________
(State or other jurisdiction of   (I.R.S. Employer
incorporation or organization)    Identification No.)



Fairlane Plaza South, Suite 1100
330 Town Center Drive
Dearborn, Michigan                      48126
________________________________    ______________
(Address of principal                 (Zip Code)
  executive offices)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION
               12(b) OF THE ACT:

Common Stock, $.01 par value per share   New York Stock Exchange
______________________________________   _______________________
        (Title of Class)                   (Name of Exchange)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION
               12(g) OF THE ACT:

                    None.



              CMS ENERGY CORPORATION


    CMS Energy Corporation ("CMS Energy") hereby amends in its entirety Item 4 of CMS Energy's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on May 6, 1987 as follows:


ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                REGISTERED

    The description of the capital stock of CMS Energy required to be described in this Item 4 is qualified in its entirety by reference to, and is contained in, Article III of the Restated Articles of Incorporation of CMS Energy ("Articles of Incorporation"), designated as Exhibit (3)(i) to
CMS Energy's Form S-4 Registration Statement (Registration No. 33-60007) filed with the Securities and Exchange Commission on June 6, 1995, and under the caption "Description of Capital Stock - CMS Energy Common Stock" of the CMS Energy Class G Common Stock Prospectus in Post Effective
Amendment No. 3 to Form S-3 Registration Statement (Registration No. 33-57719) filed with the Securities and Exchange Commission on June 28, 1995. Capitalized terms not defined herein have the meanings specified in the Articles of Incorporation.

    The total number of shares of all classes of stock which CMS Energy has authority to issue is 320,000,000, of which 10,000,000 shares, par value $.01 per share, are of a class designated Preferred Stock
("Preferred Stock"), 250,000,000 shares, par value $.01 per share, are of a class designated Common Stock ("CMS Energy Common Stock"), and
60,000,000 shares, no par value, are of a class designated Class G Common Stock ("Class G Common Stock"). As of November 20, 1996, 94,709,391 shares of CMS Energy Common Stock and 7,850,818 shares of Class G Common Stock were issued and outstanding and there were no shares of Preferred
Stock issued or outstanding. The CMS Energy Common Stock and the Class G Common Stock are hereinafter collectively referred to as the "Common
Stock". The outstanding shares of Common Stock are fully paid and non-assessable, and any additional Common Stock, when issued, will be fully paid and non-assessable. The shares of Common Stock may be issued from time to time as the Board of Directors shall determine for such consideration as shall be fixed by the Board of Directors.

    A summary of the designations and the voting and other powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the Common Stock and of the Preferred Stock is as follows:


CLASS G COMMON STOCK

    DIVIDENDS: Dividends on the Class G Common Stock are limited to the lesser of (i) the assets of CMS Energy legally available for dividends under Michigan law and (ii) the Available Class G Dividend Amount. Michigan law prohibits a dividend, if after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or CMS Energy's total assets would be less than the sum of its total liabilities plus, unless the Articles of Incorporation of CMS Energy are amended to provide otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the assets. Consequently, the amount allowed under clause (i) above will reflect the amount of any net losses of CMS Energy, including the businesses attributed to the natural gas distribution, storage and transportation businesses conducted by Consumers Power Company and Michigan Gas Storage Company (such businesses, collectively, will be attributed to the "Consumers Gas Group"), and any dividends or distributions on the Class G Common Stock or the CMS Energy Common Stock. However, such net losses, dividends or distributions would not reduce assets legally available for distribution on the Class G Common Stock unless the legally available assets of CMS Energy are less than the Available Class G Dividend Amount limitations set forth in the Articles of Incorporation. Subject to the express terms of any outstanding Preferred Stock, the foregoing limitations and the contractual limitations described under "Dividend Policy," the Board of Directors may, in its sole discretion, declare and pay dividends exclusively on either class of Common Stock, in equal or unequal amounts, notwithstanding the respective amounts of assets available for dividends on each class, the respective voting rights of each class, the amounts of prior dividends declared on each class or any other factor. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

    The "Available Class G Dividend Amount," on any date ("calculation date"), means the excess of:

      (i) the product of (a) the Gas Group Fraction as of such calculation date and (b) an amount equal to the total assets attributed to the Consumers Gas Group less the total liabilities attributed to the Consumers Gas Group as of such calculation date determined in accordance with generally accepted accounting principles as in effect at such time applied on a basis consistent with that applied in determining Consumers Gas Group income; over

      (ii) the product of (a) the Gas Group Fraction as of such calculation date and (b) the amount that would be needed to satisfy any preferential rights to which holders of any outstanding shares of preferred stock attributed to the Consumers Gas Group are entitled as of such calculation date;

provided that such excess will be reduced by an amount, if any, sufficient to ensure that the Consumers Gas Group will be able to pay its debts as they become due in the usual course of business.

    The "Gas Group Fraction," as of any calculation date, represents the fractional interest in the businesses attributed to the Consumers Gas Group that is held by the holders of the outstanding Class G Common Stock. It is a fraction, the numerator of which is the number of shares of Class G Common Stock outstanding on such date and the denominator of which is the sum of the number of shares of Class G Common Stock issued and outstanding on such date plus the number of Retained Interest Shares on such date, but such fraction will never be greater than one.

    The "Retained Interest Shares" as of any date represents the interest in the businesses attributed to the Consumers Gas Group that is not held by the holders of the outstanding shares of Class G Common Stock, but is retained by CMS Energy. The Retained Interest Shares are not deemed to be outstanding shares of Class G Common Stock and have no voting rights. The number of Retained Interest Shares will initially be the number of shares of Class G Common Stock that the Board of Directors deems, prior to the first issuance of Class G Common Stock, to represent 100% of the common shareholders' equity of CMS Energy attributable to the Consumers Gas Group, less the number of shares of Class G Common Stock to be first issued. The number from time to time will be:

      (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of Class G Common Stock and dividends or distributions of shares of Class G Common Stock to holders thereof and other reclassifications of Class G Common Stock;

      (ii) decreased by (A) the number of Retained Interest Shares issued or sold by CMS Energy, including any sold pursuant to the Offering, (B) the number of Retained Interest Shares issued upon conversion or exercise of Convertible Securities (as defined below) which are not attributed to the Consumers Gas Group, (C) the number of Retained Interest Shares issued by CMS Energy as a dividend or distribution or by reclassification or exchange to holders of CMS Energy Common Stock and (D) the number (rounded, if necessary, to the nearest whole number) equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties of CMS Energy which cease to be attributable to the Consumers Gas Group in consideration for a decrease in the Retained Interest Shares determined by dividing such amount by the Fair Market Value of one share of Class G Common Stock as of the date such assets or properties cease to be attributable to the Consumers Gas Group; and

      (iii) increased by (A) the number of issued and outstanding shares of Class G Common Stock repurchased by CMS Energy with assets which are not attributed to the Consumers Gas Group, and (B) the number (rounded, if necessary, to the nearest whole number) equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties of CMS Energy that are attributed to the Consumers Gas Group in consideration for an increase in the number of Retained Interest Shares divided by the Fair Market Value of one share of Class G Common Stock as of the date of such attribution.

    "Convertible Securities" means any securities of CMS Energy that are convertible into or exercisable for or evidence the right to acquire any shares of CMS Energy Common Stock or Class G Common Stock, whether at such time or upon the occurrence of certain events, pursuant to antidilution provisions of such securities or otherwise.

    VOTING: Except as set forth below and except as otherwise provided by law, the holders of both classes of Common Stock vote together as a single class on all matters as to which all holders of Common Stock are entitled to vote. On all matters to be voted on by the holders of both classes of Common Stock voting together as a single class (i) each share of outstanding CMS Energy Common Stock would have one vote and (ii) each share of outstanding Class G Common Stock would have one vote. If shares of only one class of Common Stock are outstanding, each share of that class will have one vote. If any class of Common Stock of CMS Energy is entitled to vote separately as a class, with respect to any matter, each share of that class shall be entitled to one vote in the separate vote on such matter. Such right to vote is not cumulative.

    Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

    EXCHANGE OR REDEMPTION: The Class G Common Stock is subject to exchange or redemption, as the case may be, upon the terms described below.

    At any time after the date on which all of the consolidated assets and liabilities attributed to the Consumers Gas Group (and no other assets or liabilities) become the consolidated assets and liabilities of a single corporation, all of the common stock of which is owned by CMS Energy ("Gas Group Subsidiary"), the Board of Directors, in its sole discretion, provided that there are assets of CMS Energy legally available therefor, may declare that all of the outstanding shares of Class G Common Stock will be exchanged for a number of outstanding shares of common stock of the Gas Group Subsidiary equal to the product of the Gas Group Fraction and the number of all of the outstanding shares of common stock of the Gas Group Subsidiary, on a pro rata basis, each of which shall, upon issuance, be fully paid and nonassessable. CMS Energy would retain the balance of the outstanding shares of the common stock of the Gas Group Subsidiary.

    Upon the Disposition, in one transaction or a series of related transactions, by CMS Energy of all or substantially all of the properties and assets attributed to the Consumers Gas Group (other than in connection with the Disposition by CMS Energy of all of its properties and assets in one transaction or a series of related transactions which results in the dissolution, liquidation or winding up of CMS Energy as set forth under "Liquidation" below) to any person, entity or group (other than (a) holders of all outstanding shares of Class G Common Stock on a pro rata basis or (b) a person, entity or group in which CMS Energy, directly or indirectly, owns a majority equity interest), CMS Energy is required, on or prior to the first Business Day (as defined below) following the 90th day following the consummation of such Disposition, to exchange each outstanding share of Class G Common Stock for a number of fully paid and nonassessable shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition.

    If immediately after any event, CMS Energy, directly or indirectly, owns less than a majority equity interest in any person, entity or group in which CMS Energy, directly or indirectly, owned a majority equity interest immediately prior to the occurrence of such event, a Disposition of all of the properties and assets attributed to the Consumers Gas Group owned by such person, entity or group shall be deemed to have occurred. In the case of a Disposition of properties and assets in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions.

    "Business Day" means each weekday other than any day on which any relevant class of Common Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations National Market or in the over-the-counter market.

    "Disposition" means a sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets, properties or stock or otherwise), but does not include (1) an attribution of assets or properties of CMS Energy to the Consumers Gas Group if such attribution increases the Retained Interest Shares, or (2) assets or properties of CMS Energy ceasing to be attributed to the Consumers Gas Group if the result is a decrease in the Retained Interest Shares.

      "Fair Market Value" of shares of either class of Common Stock on any date means the average of the daily closing prices thereof for the period of 20 consecutive Business Days commencing on the 30th Business Day prior to such date. The closing price of shares of a class of Common Stock for each Business Day shall be (i) if such shares are listed or admitted to trading on a national securities exchange, the closing price on the New York Stock Exchange Composite Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if such New York Stock Exchange Composite Tape shall not be in use or shall not report transactions in such shares, the last reported sales price regular way on the principal national securities exchange on which such shares are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of such shares of stock has been traded during such 20 consecutive Business Days), or, if there is no transaction on any such Business Day in any such situation, the mean of the bid and asked prices on such Business Day, or (ii) if such shares are not listed or admitted to trading on any such exchange, the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotations or a similar source selected from time to time by CMS Energy for this purpose, and (iii) reduced, if such Business Day is prior to any "ex" date or any similar date occurring during such period for any dividend or distribution (other than as contemplated in (iv) below) paid or to be paid with respect to such shares, by the fair market value (as determined by the Board of Directors) of the per share amount of such dividend or distribution, and (iv) appropriately adjusted, if such Business Day is prior to (A) the effective date of any subdivision (by stock split, stock dividend, or otherwise) or combination (by reverse stock split or otherwise) of such shares, or
(B) the "ex" date or any similar date for any dividend or distribution of shares of such class of Common Stock on the outstanding shares of such class of Common Stock, occurring during such period, to reflect such subdivision, combination, dividend or distribution. In the event such closing or bid and asked prices are unavailable, the Fair Market Value of such shares shall be determined by the Board of Directors.

    "Substantially all of the properties and assets attributed to the Consumers Gas Group" means a portion of such properties and assets (A) that represents at least 80% of the then-current fair market value (as determined by the Board of Directors) of the properties and assets attributed to the Consumers Gas Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of CMS Energy (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such periods) derived from the properties and assets attributed to the Consumers Gas Group as of such date.

    In addition, CMS Energy may, by a majority vote of the Board of Directors then in office, at any time exchange for each outstanding share of Class G Common Stock a number of fully paid and nonassessable shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange.

    After the exchange date on which all outstanding Class G Common Stock was exchanged, any share of Class G Common Stock that is issued on conversion or exercise of any Convertible Securities will, immediately upon issuance pursuant to such conversion or exercise and without any notice or any other action on the part of CMS Energy or the Board of Directors or the holder of such share of Class G Common Stock: (A) in the event the then-outstanding Class G Common Stock was exchanged for CMS Energy Common Stock on such exchange date as set forth in the first or sixth immediately preceding paragraphs, be exchanged for the kind and amount of shares of capital stock and other securities and property that a holder of such Convertible Security would have been entitled to receive pursuant to the terms of such Convertible Security had such terms provided that the conversion or exercise privilege in effect immediately prior to any exchange by CMS Energy of any of its capital stock for shares of any other capital stock of CMS Energy would be adjusted so that the holder of any such Convertible Security thereafter surrendered for conversion or exercise would be entitled to receive the number of shares of capital stock of CMS Energy and other securities and property such holder would have owned immediately following such action had such Convertible Security been converted or exercised immediately prior thereto; or (B) in the event the then-outstanding Class G Common Stock was exchanged for common stock of the Gas Group Subsidiary as set forth in the seventh immediately preceding paragraph, be redeemed, to the extent of the assets of CMS Energy legally available therefor, for $.01 in cash. The provisions of clause (A) above do not apply to the extent that equivalent adjustments are otherwise made pursuant to the provisions of such Convertible Securities.

    Under Section 303 of the Michigan Business Corporation Act ("MBCA"), upon the prior approval of shareholders, a board of directors may amend a corporation's articles of incorporation to increase the number of authorized shares of any class or series of stock to the number that will be sufficient, when added to the previously authorized but unissued shares of such class or series, to satisfy the conversion privileges of any convertible securities of the corporation. The Articles of Incorporation deem the required exchange after the Disposition, in one transaction or a series of related transactions, of all or substantially all of the properties and assets attributed to the Consumers Gas Group and the optional exchange at a 15% Premium of Class G Common Stock by CMS Energy for CMS Energy Common Stock, each as discussed above, as conversion privileges within the meaning of Section 303 of the MBCA. Accordingly, in order to give effect to any such exchange, the Board of Directors would have the authority to amend the Articles of Incorporation to increase the authorized shares of capital stock generally and of CMS Energy Common Stock specifically to the number that would be sufficient, when added to the previously authorized but unissued shares of capital stock and CMS Energy Common Stock, to give effect to such exchange.

    GENERAL EXCHANGE PROVISIONS: In the event of any exchange of Class GCommon Stock, CMS Energy will cause to be given to each holder of Class GCommon Stock to be so exchanged a notice stating (A) that shares of Class G Common Stock will be exchanged, (B) the date of the exchange, (C) the kind and amount of shares of capital stock or cash and/or securities or other property to be received by such holder with respect to each share of such Class G Common Stock held by such holder, including details as to the calculation thereof, (D) the place or places where certificates for shares of Class G Common Stock, properly endorsed or assigned for transfer
(unless CMS Energy shall waive such requirement), are to be surrendered for delivery of certificates for shares of such capital stock or cash and/or securities or other property and (E) that, except as provided in the following paragraph, dividends or other distributions on Class G
Common Stock will cease to be paid as of such exchange date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 days nor more than 60 days prior to the exchange date and in any case to each holder of the Class G Common Stock to be exchanged at such holder's address as the same appears on the stock transfer books of CMS Energy.
Neither the failure to mail such notice to any particular holder of Class
G Common Stock nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Class G Common Stock.

    No adjustments in respect of dividends or other distributions will be made upon the exchange of any shares of Class G Common Stock; provided, however, that if the exchange date with respect to Class G Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of shares of Class G Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the exchange of such shares or CMS Energy's default in payment of the dividend or distribution due on such date.

    Before any holder of shares of Class G Common Stock will be entitled to receive certificates representing shares of any capital stock or cash and/or securities or other property to be received by such holder with respect to any exchange, such holder shall surrender at such office as CMS Energy shall specify certificates for such shares of Common Stock, properly endorsed or assigned for transfer (unless CMS Energy shall waive such requirement). CMS Energy will as soon as practicable after such surrender of certificates representing such shares of Class G Common Stock deliver to the person for whose account such shares of Class G Common Stock were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock or cash and/or securities or other property to which such person shall be entitled as aforesaid, together with any fractional payment referred to in the next paragraph.

    CMS Energy will not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of Class G Common Stock upon any exchange, dividend or other distribution. If more than one share of Class G Common Stock shall be held at the same time by the same holder, CMS Energy may aggregate the number of shares of any class of capital stock that shall be issuable or the amount of securities that shall be deliverable to such holder upon any exchange, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of Class G Common Stock is a fraction, CMS Energy will, if such fraction is not issued or delivered to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the fifth Business Day prior to the date such payment is to be made. For purposes of the preceding sentence, "fair market value" of any fraction will be (i) in the case of any fraction of a share of any class of Common Stock, the product of such fraction and the Fair Market Value of one share of such Common Stock and (ii) in the case of any other fractional security, such value as is determined by the Board of Directors.

    From and after any applicable exchange date, all rights of a holder of shares of Class G Common Stock that were exchanged shall cease except for the right, upon surrender of the certificates representing such shares of Class G Common Stock, to receive certificates representing shares of the kind and amount of capital stock or cash and/or securities or other property for which such shares were exchanged or redeemed, together with any fractional payment contemplated by the immediately preceding paragraph and rights to dividends or other distributions as provided in the third immediately preceding paragraph. No holder of a certificate that immediately prior to the applicable exchange date for Class G Common Stock represented shares of Class G Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into which such Class G Common Stock was exchanged until surrender of such holder's certificate for a certificate or certificates representing shares of such capital stock. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the exchange date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an exchange date for Class G Common Stock, CMS Energy will, however, be entitled to treat the certificates for such Class G Common Stock that have not yet been surrendered for exchange as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of such Class G Common Stock represented by such certificates shall have been exchanged, notwithstanding the failure to surrender such certificates.

    CMS Energy will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock on exchange of shares of Class G Common Stock. CMS Energy will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any shares of capital stock in a name other than that in which the shares of the Class G Common Stock so exchanged were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to CMS Energy the amount of any such tax, or has established to the satisfaction of CMS Energy that such tax has been paid.

    LIQUIDATION: In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock and Class G Common Stock shall be entitled to receive, on a per share basis, the same portion of all of the assets of the Corporation remaining for distribution to the holders of Common Stock, regardless of whether or not any of such assets were attributed to the Consumers Gas Group. Neither the merger or consolidation of CMS Energy into or with any other corporation, the merger or consolidation of any other corporation into or with CMS Energy, nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

    Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its shareholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

    SUBDIVISION AND COMBINATION: If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS
Energy Common Stock, the voting and liquidation rights of shares of CMS
Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case of CMS
Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G
Common Stock would have one-half of a vote.

    DETERMINATIONS BY THE BOARD OF DIRECTORS: Any determinations made in compliance with applicable law by the Board of Directors under any of the provisions in the Articles of Incorporation would be final and binding on all shareholders of CMS Energy.

    OTHER RIGHTS: The Articles of Incorporation provide that holders of Common Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

    RETAINED INTEREST OF CMS ENERGY IN CONSUMERS GAS GROUP;
GAS GROUP FRACTION: The "Retained Interest" represents the interest in the common shareholders' equity of CMS Energy attributed to the Consumer Gas Group that would be deemed to be retained by CMS Energy after shares of Class G Common Stock are distributed or sold in the Offering or subsequent public offerings.

    The Gas Group Fraction is the percentage interest in the common shareholders' equity attributed to the Consumers Gas Group that would be represented at any time by the issued and outstanding shares of Class G Common Stock. If shares of Class G Common Stock other than Retained Interest Shares were sold, the Retained Interest Shares would not be reduced, but the Retained Interest as a percentage of the common shareholders' equity attributed to the Consumers Gas Group would nonethe-less be reduced, and the Gas Group Fraction would be increased accordingly. As shares of Class G Common Stock are offered and sold from time to time by CMS Energy, it will identify the number of shares of Class G Common Stock offered and sold which would (i) decrease the Retained Interest Shares, or (ii) increase the Gas Group Fraction; the sum of the percentage equal to the Gas Group Fraction and the percentage of the common shareholders' equity represented by the Retained Interest would always equal 100%. A determination as to whether shares of Class G Common Stock which are sold are or are not Retained Interest Shares would be made by the Board of Directors, in its sole discretion, after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the capital expenditure plans of and investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources.

    Any issuance of shares of Class G Common Stock would dilute the relative voting power of holders of shares of Class G Common Stock outstanding prior to such issuance.

    The Board of Directors could, in its sole discretion, determine from time to time to cause cash or other property attributed to the Consumers Gas Group to cease to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares and the Retained Interest as a percentage of the common shareholders' equity attributed to the Consumers Gas Group, and would increase the Gas Group Fraction. The Board of Directors could, in its sole discretion, determine from time to time to attribute additional cash or other property to the Consumers Gas Group, which would increase the Retained Interest Shares and the Retained Interest as a percentage of the common shareholders' equity attributed to the Consumers Gas Group, and decrease the Gas Group Fraction. The Board of Directors could determine, in its sole discretion, to make such attributions after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, including the Consumers Gas Group, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources.

    In the event of any dividend or other distribution on outstanding shares of Class G Common Stock while CMS Energy has a Retained Interest, the Consumers Gas Group's financial statements would be charged in respect of the Retained Interest with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or other distribution, times (ii) a fraction, the numerator of which is the Retained Interest Shares and the denominator of which is the total number of shares of Class G Common Stock then issued and outstanding.

    In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is not attributed to the Consumers Gas Group, the Retained Interest Shares and the Retained Interest as a percentage of the common shareholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is attributed to the Consumers Gas Group, the Retained Interest Shares would not change, but the Retained Interest as a percentage of the common shareholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. The Board of Directors could, in its sole discretion, determine whether repurchases of Class G Common Stock should be made with consideration attributed to the Consumers Gas Group by considering a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources.


CMS ENERGY COMMON STOCK

    DIVIDENDS: The Board of Directors has stated its intention to declare and pay dividends on the CMS Energy Common Stock based primarily on the earnings and financial condition of CMS Energy. See "Dividend Policy" above. The results of operations and financial condition of the businesses attributed to the Consumers Gas Group will continue to be reflected in the consolidated financial statements of CMS Energy, and such financial statements will disclose the interest of the holders of outstanding shares of Class G Common Stock in the Consumer Gas Group.

    VOTING: Except as described herein, the holders of outstanding Class G Common Stock will vote together with the holders of the outstanding CMS Energy Common Stock as a single class on all matters as to which all common shareholders are entitled to vote.

    On all matters to be voted on by the holders of Class G Common Stock and CMS Energy Common Stock together as a single class, subject to the antidilution provisions set forth under "Class G Common Stock -- Liquidation, Subdivision and Combination" above, each outstanding share of Class G Common Stock and each outstanding share of CMS Energy Common
Stock will have one vote.  Such right to vote is not cumulative.

    Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger of consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of common Stock.

    Neither CMS Energy nor any holders of CMS Energy Common Stock would be entitled to vote with respect to Retained Interest Shares.

    LIQUIDATION, SUBDIVISION AND COMBINATION: The rights, if any, of the holders of CMS Energy Common Stock upon the voluntary or involuntary liquidation, merger, subdivision, combination, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy are as set forth under "Class G Common Stock--Liquidation" and "Class G Common Stock--Subdivision and Combination" above.

    EXCHANGE OR REDEMPTION:   The Articles of Incorporation do
not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock but do provide that Class G Common Stock may be exchanged for CMS Energy Common Stock as described below.
CMS Energy cannot predict the impact of the potential for such exchanges on the market price of CMS Energy Common Stock.

    At any time after CMS Energy has transferred all of the assets and liabilities attributed to the Consumers Gas Group to a subsidiary of CMS Energy which has no other assets or liabilities, CMS Energy, in the sole discretion of the Board of Directors, may exchange for all outstanding shares of Class G Common Stock a number of shares of common stock of such subsidiary equal to the fractional interest in the common shareholders equity attributed to Consumers Gas Group represented by the outstanding shares of Class G Common Stock multiplied by the number of outstanding shares of common stock of such subsidiary. CMS Energy will retain the balance of the outstanding shares of common stock of such subsidiary, which balance will be attributed to CMS Energy on account of its retaining that interest in the common shareholders equity of CMS Energy attributed to Consumers Gas Group that is not represented by the outstanding shares of Class G Common Stock.

    In the event of a disposition by sale, transfer, assignment or other disposition ("Disposition") of all or substantially all of the properties and assets attributed to the Consumers Gas Group to any person (other than to the holders of all outstanding shares of Class G Common Stock or to a person in which CMS Energy, directly or indirectly, owns at least a majority equity interest), CMS Energy is required, subject to certain exceptions and conditions, to exchange for each outstanding share of Class
G Common Stock a number of shares of CMS Energy Common Stock having a fair market value equal to 110% of the fair market value of one share of Class G Common Stock as of the date of the first public announcement by CMS
Energy of such Disposition (a "10% Premium"). CMS Energy also may, in the sole discretion of the Board of Directors, at any time, exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a fair market value equal to 115% of the fair market value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange (a "15% Premium").

    Under Section 303 of the MBCA, upon the prior approval of shareholders, a board of directors may amend a corporation's articles of incorporation to increase the number of authorized shares of any class or series of stock to the number that will be sufficient, when added to the previously authorized but unissued shares of such class or series, to satisfy the conversion privileges of any convertible securities of the corporation. The Articles of Incorporation deem the required exchange at a 10% Premium after the Disposition, in one transaction or a series of related transactions, of all or substantially all of the properties and assets attributed to the Consumers Gas Group and the optional exchange at a 15% Premium of Class G Common Stock by CMS Energy for CMS Energy
Common Stock, each as discussed above, as conversion privileges within the meaning of Section 303 of the MBCA. Accordingly, in order to give effect to any such exchange, the Board of Directors would have the authority to amend the Articles of Incorporation to increase the authorized shares of capital stock generally and of CMS Energy Common Stock specifically to the number that would be sufficient, when added to the previously authorized but unissued shares of capital stock and CMS Energy Common Stock, to give effect to such exchange.

    OTHER RIGHTS: The Articles of Incorporation provide that holders of Common Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.


    CMS ENERGY PREFERRED STOCK

    The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.



                                  SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration to be signed on its behalf by the undersigned, thereunto duly authorized.

                        CMS ENERGY CORPORATION



                                      By:       /s/ Alan M. Wright
                                                ________________________
                                                Alan M. Wright
                                                Senior Vice President,
                                                Chief Financial Officer
                                                and Treasurer

Dated: November 21, 1996